SHAREHOLDER SERVICE AND DISTRIBUTION PLAN

FOR

COMMON STOCK

(WORLDCOMMODITY FUND - NO LOAD SHARES)

OF

WORLDCOMMODITY FUNDS, INC.

WHEREAS, WorldCommodity Funds, Inc.  (the "Fund") is registered with the Securities and Exchange Commission as an open-end management investment company under the Investment Company Act of 1940, as amended (the "Act");

WHEREAS, the Fund intends to act as a distributor of shares of its Common Stock, $.0001 par value ("Common Stock"), as defined in Rule 12b-1 under the Act, and desires to adopt a distribution plan pursuant to such Rule, and the Board of Directors has determined that there is a reasonable likelihood that adoption of this Shareholder Service and Distribution Plan will benefit the Fund and the shareholders of Common Stock (collectively, the "Shareholders" and singularly "Shareholder"); and

WHEREAS, the Fund may enter into agreements with dealers and other financial service organizations to obtain various distribution-related and/or Shareholder services for the Fund, all as permitted and contemplated by Rule 12b-1 under the Act; it being understood that to the extent any activity is one in which the Fund may finance without a Rule 12b-1 plan, the Fund may also make payments to finance such activity outside such plan and not subject to its limitations.

NOW, THEREFORE, the Fund hereby adopts this Shareholder Service and Distribution Plan (the Plan) in accordance with Rule 12b-1 under the Act on the following terms and conditions:

1.  Shareholder Service Fee.  The Fund may charge a service fee on an annualized basis of 0.25% of the average daily net assets of the Common Stock.  Such fee shall be calculated and accrued daily and paid at such intervals as the Board of Directors of the Fund shall determine, subject to any applicable restriction imposed by rules of the National Association of Securities Dealers, Inc.

2.  Permitted Expenditures.  The amount set forth in paragraph 1 of this Plan shall be paid for shareholder services.  The Fund may pay all or a portion of this fee to any financial institution and intermediaries such as banks, savings and loan associations, insurance companies and investment counselors, broker-dealers, mutual fund supermarkets or any other person (the "Shareholder Organization(s)") who renders personal service to Shareholders for (i) maintaining accounts relating to Shareholders that invest in Common Stock; (ii) arranging for bank wires; (iii) responding to Shareholder inquiries relating to the services performed by Shareholder Organizations; (iv) responding to inquiries from Shareholders concerning their investment in Common Stock; (v) assisting Shareholders in changing dividend options, account designations and addresses; (vi) providing information periodically to Shareholders showing their position in Common Stock; (vii) forwarding shareholder communications from the Fund such as proxies, shareholder reports, annual reports, and dividend distribution and tax notices to Shareholders; (viii) processing purchase, exchange and redemption requests from Shareholders and placing orders with the Fund or its service providers; (ix) providing sub-accounting with respect to Common Stock beneficially owned by Shareholders; and (x) processing dividend payments from the Fund on behalf of Shareholders; pursuant to a written agreement approved by the Board of Directors (the "Related Agreement").

To the extent such fee is not paid to such persons, the Fund may use the fee for its expenses of distribution of its Common Stock including, but not limited to, payment by the Fund of the cost of preparing, printing and distributing Prospectuses and Statements of Additional Information to prospective investors and of implementing and operating the Plan as well as payment of capital or other expenses of associated equipment, rent, salaries, bonuses, interest and other overhead costs.

3.  Effective Date of Plan.  This Plan shall not take effect until (a) it has been approved by votes of a majority of both (i) the Board of Directors of the Fund and (ii) those Directors of the Fund who are not "interested persons" of the Fund (as defined in the Act) and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the "Rule 12b-1 Directors"), cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

4.  Continuance.  Unless otherwise terminated pursuant to paragraph 6 below, this Plan shall continue in effect for as long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 3.

5.  Reports.  Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any related agreement shall provide to the Fund's Board of Directors and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

6.  Termination.  This Plan may be terminated at any time by vote of a majority of the Rule 12b-1 Directors, or by vote of a majority of the outstanding shares of Common Stock.

7.  Amendments.  This Plan may not be amended to increase materially the amount of payments provided for in paragraph 1 hereof unless such amendment is approved in the manner provided for initial approval in paragraph 3 hereof and by a vote of at least a majority of the outstanding shares of Common Stock.  No other amendment to the Plan may be made unless approved in the manner provided for approval of this Plan in paragraph 3.

8.  Selection of Directors.  While this Plan is in effect, the selection and nomination of Directors who are not interested persons (as defined in the Act) of the Fund shall be committed to the discretion of the Directors who are not interested persons.

9.  Records.  The Fund shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 6 hereof, for a period of not less than six years form the date of this Plan, or the agreements or such report, as the case may be, the first two years in an easily accessible place.